Exhibit 4.61
English Translation
Strategic Cooperation Agreement
THIS STRATEGIC COOPERATION AGREEMENT (“this Agreement”) is made and entered into by the parties below in Beijing, the People’s Republic of China (“PRC”) on March 12, 2009:
Party A: Beijing Keying & CCTV Culture Development Co., Ltd.
Legal address: No.74 Xinjiekou North Street, Xicheng District, Beijing
Legal representative: Xue Jijun
Party B: Beijing Linghang Dongli Advertising Co., Ltd.
Registered address: B186, No.18 Jianshe Road, Kaixuan Street, Liangxiang, Fangshan District, Beijing
Legal representative: Ma Rui
Party C: Beijing Science & Education Film Studio
Address: No.74 Xinjiekou North Street, Xicheng District, Beijing
Legal representative: Xue Jijun
WHEREAS:
(1)	Party C is China’s largest science film and TV program production base, holds the licenses concerning film and TV productions in accordance with law and has an extensive influence in film and TV industry. It has rich film and TV content resources. It is a major film and TV producer and one of China’s independent film and TV libraries;

(2)	Party A is directly subordinated to Party C and possesses a powerful TV program planning and production capability. It is granted by Party C with the rights to use and operate Party C’s existing film and TV library resources, and also has the right to engage in the market operations of the aforementioned resources;

(3)	Party B is a limited liability company incorporated in Beijing, PRC in accordance with the PRC Laws and a content production and integration operator undertaking diverse operations in media industry.
Now, Party A, Party B and Party C, after voluntary negotiations, hold the common view that they are highly complementary in terms of resources and business operations and hope to strengthen cooperation. The parties hereto, abiding by the principles of mutual benefit and common development, hereby enter into this Agreement with respect to cooperation, upon the terms and subject to the conditions as set forth below:
Article 1 Definitions
The following words and expressions shall have the following meanings as ascribed to them, unless otherwise provided herein or otherwise required by the context:
1.1	“Joint Venture” means a limited liability company to be established by Party A and Party B, whose registered capital will be RMB20,000,000.00 (RMB twenty million), in which Party A will contribute RMB9,800,000 (RMB nine million eight hundred thousand), accounting for 49% of registered capital, and Party B will contribute RMB10,200,000 (RMB ten million two hundred thousand), accounting for 51% of registered capital.

1.2	“Keying Products” means the film, TV and other works whose copyrights and Use Rights are owned by Party C during the Use Period, including, but not limited to, any or all of the following: written works; oral works; musical, dramatic, quyi, choreographic and acrobatic works; cinematographic works and works created by virtue of an analogous method of film production; sound recording works; video recording works; works created by Party C by means of compilation, adaptation, translation, annotation or arrangement of the foregoing.

1.3	“New Works” has the meaning as ascribed to it in Article 3.3 below.

1.4	“Use Rights” means the use rights to the Keying Products, including, but not limited to, right of operation, right of reproduction, right of distribution, right of rental, right of exhibition, right of display, right of broadcasting, right of network dissemination, right of adaptation, right of translation and right of compilation, neighboring rights (including, but not limited to, rights of performers, sound recording or video recording producers, broadcasting or cable distribution organizations and book and periodical publishers due to their transmission activities) as well as right of use of other copyright-related interests in connection with the Keying Products.

1.5	“Keying and CCTV Science & Education Program Production Center Names” means any trademark, trade name, service mark and trade dress relating to Party C and CCTV Science & Education Program Production Center or comprising of the words, marks or patterns of “Keying”, “CCTV Science & Education Program Production Center” and “SAC” as well as all the goodwill associated with trademarks, trade names, company names, business names, logos, brand names, service marks, trade dresses and the foregoing. A name only related to Party C shall be “Keying Name” and a name only related to CCTV Science & Education Program Production Center shall be “CCTV Science & Education Program Production Center Name”.

1.6	“Production Activity” has the meaning as ascribed to it in Article 5.1 below.

1.7	“Use Period” means the period during which the Joint Venture is entitled to all the contractual rights under this Agreement and the annexes hereto.

1.8	“Territory” means all the territories in which the Joint Venture is entitled to the rights under this Agreement and the annexes hereto, but subject to the scope as determined in the approval document issued by any administration authority in accordance with the stipulations of laws or policies if the works of the Joint Venture in connection with Party A or Party C are distributed outside of the PRC.

1.9	“Person” means any natural person, corporation, company, association, partnership, organization, business, joint venture, trust, non-corporate or other entity or organization, including any government authority.

1.10	“Third Party” means any person other than the parties to this Agreement.

1.11	“Government Approval” means any approval, reply, consent, filing certificate, permit or license made or issued by any national, provincial or local government, administrative or judicial authority of the PRC or any agency or instrumentality thereof authorized to administrative or judicial rights.

1.12	“PRC Law” means any and all publicly available laws, regulations, ordinances, rules and regulatory documents enacted by the PRC Government or legislative bodies or other supervisory agencies, including amendments or supplements thereto or interpretations thereof.
Article 2 Establishment of Joint Venture
2.1	Party A and Party B agree to jointly set up a Joint Venture within [ ] working days after signing of this Agreement. The proposed name of the Joint Venture is Beijing Xinhua & CCTV Culture Media Co., Ltd./Beijing CCTV & Xinhua Culture Media Co., Ltd. (finally subject to the name approved by and registered with the industry and commerce administration). Its registered capital will be RMB20,000,000.00 (RMB twenty million), in which Party A will contribute RMB9,800,000 (RMB nine million eight hundred thousand), accounting for 49% of registered capital, and Party B will contribute RMB10,200,000 (RMB ten million two hundred thousand), accounting for 51% of registered capital.

2.2	The business scope of the Joint Venture shall include: production and distribution of TV programs, production and distribution of AV products, shooting of films and TV programs and advertising operation. Party A and Party C shall do their best to assist the Joint Venture in obtaining the Government Approvals required for such business operations. Party A and Party B shall do their best to set up the Joint Venture as promptly as possible. If the above-mentioned business scope of the Joint Venture requires special Government Approvals and as a result thereof, the Joint Venture’s operations may be delayed, the Joint Venture may be set up as promptly as possible by adopting other suitable business scope, and its business scope shall be changed to the above scope or the scope similar thereto as quickly as possible after its establishment. The parties agree that during the period when the Joint Venture has not obtained relevant qualification as stated above, the Joint Venture may cooperate with Party A or Party B or any affiliate with appropriate qualification of Party A or Party B and license part of the rights hereunder to the necessary extent to such company for the purpose of operations.

2.3	Party A and Party B agree that within 1st-5th years following the establishment of the Joint Venture, Party A will be entitled to dividends of 40% of the total operating profits of the Joint Venture and Party B will be entitled to dividends of 60% of the total operating profits; during 6th-10th years, Party A will be entitled to dividends of 45% of the total operating profits of the Joint Venture and Party B will be entitled to dividends of 55% of the total operating profits; from the 11th year and on, Party A will be entitled to dividends of 49% of the total operating profits of the Joint Venture and Party B will be entitled to dividends of 51% of the total operating profits.

2.4	The Joint Venture shall have its general meeting of shareholders. Shareholders shall exercise their shareholder rights in accordance with the Company Law of the PRC or the Joint Venture’s Articles of Association. But Joint Venture’s major issues, such as amendment of the Articles of Association, increase or decrease of registered capital, merger, division, dissolution, change of form of organization and project investment exceeding RMB one million (RMB1,000,000), must be approved by the shareholders representing above 2/3 voting rights.

2.5	The Joint Venture shall have its board of directors. The board of directors shall be composed of five directors, among whom 2 ones are to be appointed by Party A and 3 to be appointed by Party B. The Board Chairman shall be elected from the directors appointed by Party A. General Manager of the Joint Venture shall be nominated by Party B and appointed by the Board of Directors. Chief Financial Officer shall be appointed by Party B, cashier shall be appointed by Party A and supervisor shall be appointed by Party A. Legal representative shall be elected from the persons nominated or appointed by Party B.

2.6	When the Board of Directors of the Joint Venture exercises voting rights or makes board decisions, general issues (including daily issues) shall be subject to the consent of above 1/2 of directors; the major issues as specified in the Articles of Association of the Joint Venture or the project investment exceeding RMB one million (RMB1,000,000) shall be subject to the consent of above 2/3 (2/3 excluded) of directors.

2.7	The operating term of the Joint Venture shall be fifty (50) years, finally subject to that as indicated in approval or filing document issued by the industry and commerce administration.

2.8	The Parties agree that Party A and Party B shall sign the Joint Venture’s Articles of Association in both substance and form as stated in Annex 1.
Article 3 Keying Products and their Use Rights
3.1	Party A undertakes and Party C acknowledges that Party A has been granted by Party C a license to use the Use Rights of the Keying Products up to the signing date of this Agreement and the list of the pre-existing Keying Products at the signing of this Agreement is given in Annex 2 attached hereto. Furthermore, Party C acknowledges that it has licensed to Party A the Use Rights over any Keying Product obtained by Party C during the Use Period.

3.2	Party A agrees, after the Joint Venture’s establishment, to license to the Joint Venture the above Use Rights over all the Keying Products obtained by Party C during the Use Period, which can be used by the Joint Venture in the Territory during the Use

Period. Party C acknowledges that after its establishment, the Joint Venture is entitled to use in the Territory and within the Use Period all the Use Rights over all the Keying Products obtained by Party C during the Use Period.

3.3	Within the Use Period, the Joint Venture may use all or any portion of Keying Products or of any single Keying Product in the Territory and create new works by means of adaptation, translation, annotation and arrangement of all or any portion of Keying Products or of any single Keying Product or develop derivative works based on the Keying Products (hereinafter collectively referred to as “New Works”). If the materials or contents used by the New Works do not exceed 60% of the Keying Products, then the Joint Venture is entitled to the copyright of the New Works and also the complete right of earning. If the materials or contents used by the New Works exceed 60% of the Keying Products, then the copyright shall be owned by Party A or Party C, but the Joint Venture shall have the exclusive Use Rights, right of operation and right of earning over the New Works.

3.4	The Parties acknowledge that Party B and any affiliate designated by Party B are entitled to apply the Use Rights of Keying Products to Shaanxi Satellite TV platform without paying any consideration within five (5) years following Joint Venture’s establishment.
Article 4 Use Rights of Keying and CCTV Science & Education Program Production Center
4.1	Party C undertakes that within the Use Period, in the cooperation concerning the Joint Venture’s involvement in Party C’s project, Keying Name may be used for the production, operation and other aspects of such cooperation project.

4.2	Party A and Party C undertake that within the Use Period, if the Joint Venture is directly involved in the project or film or TV works of CCTV Science & Education Program Production Center, CCTV Science & Education Program Production Center Name may be used for the production, operation and other aspects of such cooperation project or film or TV works.

4.3	If Party C agrees to participate in the joint production of Joint Venture’s project, Party C shall issue a document authorizing Keying Name or CCTV Science & Education Program Production Center Name to be used for the project.
Article 5 Right of Cooperation in Film & TV Production and Marketing Assistance
5.1	Party C and Party A confirm that they hold at the signing of this Agreement and guarantee to maintain within the Use Period all the necessary Government Approvals required for the shooting, production and distribution of TV plays, films, animations or other broadcast and TV programs or film and TV programs (“Production Activities”).

5.2	As for all the Production Activities of Party C or Party A soliciting the partners from the society, if the Joint Venture puts forth the intent of cooperation, within the Use Period, the Joint Venture shall have the right of priority over others under the same conditions to participate in cooperation and obtain proceeds in the way as specified by the PRC Laws.

5.3	Within the operating term of the Joint Venture, if the Joint Venture intends to cooperate with Party C or Party A in the Production Activities, it shall give written notice to Party C or Party A and upon written consent of Party C or Party A, may participate in the Production Activities of Party A or Party C.

5.4	Party C and Party A agree to do their best to assist the Joint Venture in applying for the Government Approvals required for new production Activities.

5.5	Party C and Party A agree to offer marketing assistance for the Joint Venture. The Joint Venture agrees to pay relevant fee pursuant to Article 6.1 (“Marketing Assistance Fee”).
Article 6 License Fee of Keying Products, Marketing Assistance Fee and Use Period
6.1	In consideration of the licenses under Articles 3, 4 and 5 and the undertakings made by Party A and Party C, the Joint Venture shall pay license fee and Marketing Assistance Fee of RMB17,800,000 (RMB seventeen million eight hundred thousand) in total to Party A and Party C, in which RMB9,800,000 (RMB nine million eight hundred thousand) shall be paid to Party A and RMB8,000,000 (RMB eight million) shall be paid to Party B. Method of payment is to be agreed by the parties.

6.2	The Parties agree that the Joint Venture will, free of charge and as per Party B’s instructions, provide the TV play or TV program (as instructed by Party B) produced with a production fee of RMB2,200,000 (RMB two million two hundred thousand) to Shaaxi TV or other TV institution designated by Party B for broadcasting purpose. The copyright of such TV play or TV program shall be owned by the Joint Venture. The Use Rights, right of operation and right of earning other than the broadcasting rights owned by the TV institution designated by Party B shall be owned by the Joint Venture.

6.3	As for the license fee stated under Article 6.1, Party A and Party C shall notify the Joint Venture in writing of the bank accounts designated by them five (5) working days in advance.

6.4	The Use Period of all the licenses granted to the Joint Venture under this Agreement is twenty (20) years, counted from the date of establishment of the Joint Venture.

6.5	Immediately after the Joint Venture’s establishment, Party A and Party B shall supervise and urge the Joint Venture to issue a written letter of consent to the parties hereto to confirm and accept all the rights and obligations for the Joint Venture under this Agreement.

6.6	The Parties agree that as from the date of issue of the written letter of consent, the Joint Venture is deemed as if it is a party to this Agreement, enjoys all its rights hereunder and undertakes all its obligations hereunder.

Article 7 Representations and Warranties
7.1	Party A and Party C hereby represent and warrant that:

7.1.1	Party A and Party C have the power and authority to execute and perform this Agreement and there are no conflicts with any representations, statements, undertakings or warranties made by them to other third parties.

7.1.2	The execution and performance by Party A or Party C of this Agreement do not violate its articles of association or the contracts and all other legal instruments to which it is a party and by which it is bound.

7.1.3	Party A and Party C have lawfully obtained the Use Rights and operation rights of the Keying Products, which are free of any claim of infringement or threatened infringement made by any third party.

7.2	Party B hereby represents and warrants that:

7.2.1	Party B has the power and authority to execute and perform this Agreement and there are no conflicts with any representations, statements, undertakings or warranties made by it to other third parties.

7.2.2	The execution and performance by Party B of this Agreement do not violate its articles of association or the contracts and all other legal instruments to which it is a party and by which it is bound.

7.2.3	Party B guarantees to pay the fees to Party A and Party C in time.
Article 8 Confidentiality
The parties hereto agree and acknowledge that any and all oral or written information exchanged among them in connection with this Agreement is of a confidential nature. Any party shall keep all such information confidential and shall not disclose any such information to any third party without the prior written consent of the other party, but the above confidentiality obligation shall not apply to the information which: (a) is or becomes or publicly available (through no fault of the recipient); (b) is disclosed under requirement of applicable laws or stock exchange’s rules or regulations; or (c) is disclosed by any party to its legal or financial consultant with respect to the transaction contemplated by this Agreement, which shall be bound by a confidentiality liability similar hereto. Any breach of confidentiality obligation by any of the personnel of any party or by any institution engaged by such party shall be deemed as a breach hereof by such party, and such party shall undertake the defaulting liability hereunder.
Article 9 Defaulting Liability
Where any party defaults under the provisions of this Agreement for any cause not constituting force majeure, thus resulting in losses to the other party, the non-defaulting party is entitled to claim its losses thus incurred against the defaulting party.
Force majeure means any objective circumstance that is unforeseeable, unavoidable and insurmountable, mainly including the following categories: (1) natural disasters, e.g.

typhoon, flood and hailstorm; (2) government acts; (3) social abnormal events, e.g. war, etc.
Article 10 Dispute Resolution
In the event that during the performance of this Agreement, any party hereto has any objection with respect to the provisions of this Agreement, the parties shall resolve such objection by consultation. If no agreement can be reached by consultation, any party may refer such objection to the Beijing Arbitration Commission for arbitration in accordance with its arbitration rules then in effect. The arbitral proceedings shall be conducted in English. The arbitral award shall be final and binding upon the parties hereto.
Article 11 Miscellaneous
11.1	This Agreement shall become effective immediately upon signing by the parties hereto under their respective corporate seals. This Agreement constitutes the entire understanding among the Parties with respect to the subject matter hereof and supersedes all prior warranties, understandings, contracts or other oral or written undertakings among them.

11.2	This Agreement shall be governed by and interpreted in accordance with the PRC Laws.

11.3	This Agreement is executed in four (4) copies, with each of the parties hereto holding one (1) copy and the Joint Venture (after its establishment) holding one (1) copy. All the copies thereof shall have the same legal effect.
IN WITNESS WHEREOF, Party A, Party B and Party C have executed this Agreement under their respective corporate seals and by the hands of their respective representatives as of the day first above written.
(No text below)

Signature Page

Party A: Beijing Keying & CCTV Culture Development Co., Ltd. (corporate seal)

/s/
Authorized representative (signature)

Party B: Beijing Linghang Dongli Advertising Co., Ltd. (corporate seal)

/s/
Authorized representative (signature)

Party C: Beijing Science & Education Film Studio (corporate seal)

/s/
Authorized representative (signature)